Exhibit 99.1

[TRANSLATION]

June 14, 2017

Revisions to “Summary of Consolidated Financial Results

For the Year Ended March 31, 2017

[Japanese GAAP]” Associated with the Occurrence of Subsequent Events (Revisions/Revisions of Numerical Data)

This is to inform you of the following revisions made to part of the “Summary of Consolidated Financial Results For the Year Ended March 31, 2017 [Japanese GAAP]” (the “Summary”) issued on 15 May 2017.  As the numerical data were revised, the revised data are also attached.

Revisions are underlined.

1.                   Reasons for Revisions

Background

FRONTEO, Inc., (formerly known as UBIC, Inc., the “Company”) acquired an eDiscovery vendor, Evolve Discovery, Inc. (“EvD”) to enhance its sales capability in July 2015; and in July 2016, as a result of a simplified merger, with EvD as the surviving company, and 2 of its subsidiaries, UBIC North America, Inc. (“UNA”) being dissolved and TechLaw Solutions, Inc. (“TLS”) remaining in existence as a wholly-owned subsidiary of EvD, and an indirect wholly-owned subsidiary of the Company and FRONTEO USA, Inc. (“FUSA) was established.

The Company received findings on material weakness from its auditors, Ernst & Young ShinNihon LLC (“E&Y”) during its audit for the fiscal year ended March 31, 2016. The Company has been put forth its best efforts to eliminate such findings.

However, after disclosing financial results for the year ended March 31, 2017, auditors indicated the issues regarding FUSA’s timing of sales recognition as well as collectability of accounts receivables. After careful consideration, the Company decided it is valid to revise its Financial Statements as auditors’ indication.

Reasons for Revisions

Revisions that the Company decided to make are 1) revision of net sales which dates back to acquisition of EvD in July 2015, 2) revision of net sales based on collectability of accounts receivables. Both of them are items that newly indicated by auditors during the year-end audit for fiscal year ending March 31, 2017. The Company considered that the impacts that these revisions may affect the consolidated financial statements are small in both monetary substantiality and quantitative significance. Thus the Company decided to revise only Summary of Consolidated Financial Results for the Year Ended March 31, 2017. Also, because the Company conceives that this revisions will not affect its business conditions, its non-consolidated forecasts for fiscal year ending March 31, 2019 will not be revised.

Based on consultations with E&Y, the Company considers that fundamental of accounting issues are being solved. In regards to internal control issues, the Company also conceives progress has been made towards a resolution in terms of improvement of business management system, optimization of business assignment, and improvement of human resources development. The Group shall continue to enforce its internal control under strong leadership of headquarters.

2.              Revisions and the Details

Revisions are underlined.

(Revision) Summary of Consolidated Financial Results

For the Year Ended March 31, 2017

[Japanese GAAP]

June 14, 2017

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Mitsuhiro Maeda, Finance Department Manager
Tel:	+81-3-5463-6344
Scheduled date of Ordinary General Meeting of Shareholders:	June 29, 2017
Scheduled date of commencement of dividend payment:	June 30, 2017
Scheduled date of filing Annual Securities Report:	June 30, 2017
Supplementary materials for financial results:	Yes
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.    Consolidated Financial Results for the Year Ended March 31, 2017 (from April 1, 2016 to March 31, 2017)

(1)      Consolidated results of operations

(Percentage figures represent year - on - year changes)

	Net sales		Operating income		Ordinary income		Net loss attributable to owners of the parent
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2017	11,207	6.2	(1,206)	—	(1,254)	—	(948)	—
March 31, 2016	10,553	68.2	71	(73.2)	25	(94.1)	(194)	—

Note:     Comprehensive loss

Year ended March 31, 2017	¥(1,022) million [( — %)]
Year ended March 31, 2016	¥(588) million [( — %)]

	Net loss per share	Net loss per share		Ratio of ordinary	Ratio of operating
	(basic)	(diluted)	Return on equity	income to total assets	income to net sales
Years ended	Yen	Yen	%	%	%
March 31, 2017	(26.07)	—	(20.7)	(8.6)	(10.8)
March 31, 2016	(5.47)	—	(4.2)	0.2	0.7

Reference: Equity in earnings of affiliates

Year ended March 31, 2017	¥ — million
Year ended March 31, 2016	¥ — million

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for a business combination that took place in the three-month period ended September 30, 2015, was finalized and related adjustments are now reflected in the consolidated financial statements as of and for the year ended March 31, 2016, accordingly.

(2)      Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2017	16,158	5,018	29.6	125.99
March 31, 2016	12,916	4,657	33.8	122.10

Reference: Equity

As of March 31, 2017	¥ 4,777 million
As of March 31, 2016	¥ 4,365 million

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for the business combination that took place in the six month period ended September 30 , 2015, was finalized and related adjustments are now reflected in the consolidated financial statements as of and for the year ended March 31, 2016, accordingly.

(3)      Consolidated cash flows

	Cash flows from	Cash flows from	Cash flows from	Cash and cash equivalents
	operating activities	investing activities	financing activities	at the end of year
Years ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
March 31, 2017	(239)	(1,602)	4,563	4,533
March 31, 2016	616	(4,711)	3,213	1,795

2.    Dividends

								Ratio of
	Dividend per share							dividends to
	End of	End of	End of	End of			Payout ratio	net assets
	first quarter	second quarter	third quarter	year	Total	Total dividends	(consolidated)	(consolidated)
Years ended	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
March 31, 2016	—	0.00	—	3.00	3.00	107	—	2.3
March 31, 2017	—	0.00	—	0.00	0.00	—	—	—
Year ending March 31, 2018 (Forecast)	—	0.00	—	0.00	0.00		—

3.    Consolidated Forecasts for the Year Ending March 31, 2018 ( from April 1, 2017 to March 31, 2018)

(Percentage figures represent year -on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
	Millions		Millions		Millions		Millions
	of yen	%	of yen	%	of yen	%	of yen	%	Yen
For the year ending March 31, 2018	14,000	24.9	200	—	190	—	90	—	2.37

*     Notes

(1)       Changes in important subsidiaries during the current year (changes in the scope of consolidation): None

Newly included:              None

Excluded:                                              None

(2)      Changes in accounting policies, changes in accounting estimates, and revisions restated

1)   Changes associated with the revision of accounting standards: None

2)   Changes in accounting policies other than the above 1): None

3)   Changes in accounting estimates: Yes

4)   Revisions restated: None

(3)       Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2017 :	37,921,862 shares
As of March 31, 2016 :	35,751,360 shares

2)   Number of treasury stock at the year-end

As of March 31, 2017 :	630 shares
As of March 31, 2016:	630 shares

3)   Average number of issued and outstanding shares during the year

Year ended March 31, 2017 :	36,372,576 shares
Year ended March 31, 2016:	35,582,665 shares

Summary of Non-consolidated Financial Results

1.    Non-consolidated Financial Results for the Year Ended March 31, 2017
  ( from April 1, 2016 to March 31, 2017)

(1) Nonconsolidated results of operations	(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2017	4,415	(3.2)	97	(69.3)	52	(72.4)	2	(96.1)
March 31, 2016	4,560	22.6	317	(14.1)	189	(56.5)	74	(76.5)

	Net income per share	Net income per share
	(basic)	(diluted)
Years ended	Yen	Yen
March 31, 2017	0.08	0.08
March 31, 2016	2.09	2.06

(2)      Nonconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2017	15,888	6,548	39.9	167.18
March 31, 2016	11,896	5,187	41.3	137.47

Reference: Equity

As of March 31, 2017	¥6,339 million
As of March 31, 2016	¥4,914 million

*       Status of audit procedures

•        This consolidated financial summary falls outside the scope of audit requirements of the Financial Instruments and Exchange Act. The audit procedures for the financial statements based on the stipulations of the said Act were not completed at the time this consolidated financial summary was disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•        The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position (1) Analysis of operating results” in attachment on page 2.

Table of Contents of Attachment

1.	Analysis of Operating Results and Financial Position	2

(1)	Analysis of operating results	2
(2)	Analysis of financial position	4
(3)	Basic policy for profit distribution and dividends in the current and next years	5
(4)	Business risks	5

2.	Corporate Group	8

3.	Management Policies	9

(1)	Basic corporate management policy	9
(2)	Target management index	9
(3)	Medium- to long-term management strategies	9
(4)	Tasks to be undertaken by the management	10

4.	Basic Views of Selected Accounting Standards	10

5.	Consolidated Financial Statements	11

(1)	Consolidated balance sheets	11
(2)	Consolidated statements of operations and consolidated statements of comprehensive loss	13
(3)	Consolidated statements of changes in net assets	15
(4)	Consolidated statements of cash flows	17
(5)	Notes to the consolidated financial statements	18
	Going-concern assumptions	18
	Significant matters for the preparation of consolidated financial statements	18
	Changes in accounting policies	19
	Changes in accounting estimates	19
	Supplementary information	20
	Notes to the consolidated balance sheets	20
	Notes to the consolidated statements of operations	20
	Notes to the consolidated statements of comprehensive loss	20
	Notes to the consolidated statements of changes in net assets	21
	Notes to the consolidated statements of cash flows	23
	Business combination-related information	24
	Segment information	25
	Per share information	28
	Significant subsequent events	28

1.           Analysis of Operating Results and Financial Position

(1)          Analysis of operating results

In the fiscal year ended March 31, 2017 (from April 1, 2016 to March 31, 2017), the Japanese economy saw a moderate recovery due to the improvement in corporate revenue and employment conditions, backed by economic and monetary policies adopted by the government and Bank of Japan. Meanwhile, the global economy increased uncertainties and unpredictability resulting from unstable economic and political conditions, including economic slowdown in China and the emerging countries, rapid fluctuations in exchange rates, UK’s exit from EU (“Brexit”), and the inauguration of the new administration with major policy changes in the United States.

Under these business environments, the FRONTEO Group (the “Group”) has been developing data analysis technologies since its foundation for supporting investigation of illegal activities and international litigations under challenging environment, which requires high accuracy within a limited time frame. It has utilized its technology to create an artificial intelligence (“AI”) engine named “KIBIT,”* which can comprehend subtle human emotions from training data, and is able to learn and assess the mechanism of expert judgements and decisions made through “tacit knowledge” supported by experience and intuition. Currently, KIBIT is one of a few AI engines that is used in practice in Japan. In addition to providing solutions for the legal field, it also provides solutions for the challenges faced by corporations and the society in fields such as healthcare, business intelligence, and digital marketing.

The Company made a renewed start under the new corporate name, FRONTEO, Inc. on July 1, 2016, in an effort to step up evolution and fully express the philosophy of the Company, which has the value to create the “future for individuals and society,” a slogan since its foundation. The name of the Company signifies the Company’s motto of progressive mind-set, innovative technologies, and its frontier spirits.

*KIBIT is an artificial intelligence engine independently developed by the Company. It is equipped with a vast knowledge collected and systemized through the Company’s unique artificial intelligence-related technology, the Company calls it “Landscaping,” which performs learning and evaluation functions, and through its experience in data analysis, and analyzes text data in various formats. With only a small amount of teaching data, the KIBIT AI engine can understand subtle elements of human behavior and personality (tacit knowledge, judgment, and sensations that vary on an individual level).

In July 2016, the Group integrated its three U.S. subsidiaries in the legal business to drive organizational reform for enhancing its internal control at the U.S. subsidiaries. The Group’s revenue increased for three years in a row as a result of winning a large-scale project in Asia in the latter half of the fiscal year ended March 31, 2017, backed by the cooperation between the headquarters and U.S. subsidiaries.

In the AI business, the number of companies introducing KIBIT-embedded software in the fields of business intelligence and digital communication significantly increased by 2.25 times to 45 companies from the previous year, and net sales by 2.3 times year-on-year. This proved the versatility of KIBIT as an AI technology, which can be effectively utilized in increasing operational efficiency in various industries, including manufacturing, finance, retailing, and distribution. The Group places the healthcare field as a pillar of the mid-term growth driver based on its potential opportunities in the market, and is making active investments in this field. In December 2016, the Group raised 2.5 billion yen as an investment fund in the healthcare field by issuing unsecured bonds with convertible bond type stock acquisition rights by third-party allotment. The Group has engaged in the project of the “Cancer Precision Medicine AI System” working with Japanese Foundation for Cancer Research, as well as the “Prediction of Patient Fall System” co-developed with NTT Medical Center Tokyo using its proprietary KIBIT AI engine during the fiscal year ended March 31, 2017.

As a result of these activities, in the year ended March 31, 2017, the Group recorded net sales of 11,207,730 thousand yen (an 6.2% increase year-on-year). However, the Group recorded one-time expenses, such as trademark amortization due to the change in corporate name and the integration of three U.S. subsidiaries, along with increased audit fees due to an increase in the number of processes in the audit in association with the acquisition, which negatively affected operating results. Due to such one-time expenses, the Group’ operating results were operating loss of 1,206,662 thousand yen (operating income of 71,346 thousand yen in the fiscal year ended March 31, 2016), ordinary loss of 1,254,944 thousand yen (ordinary income of 25,433 thousand yen in the fiscal year ended March 31, 2016), and net loss attributable to owners of the parent of 948,067 thousand yen (net loss attributable to owners of the parent of 194,529 thousand yen in the fiscal year ended March 31, 2016).

Overview of each business segment is as follows:

(Legal business)

1)              eDiscovery

Net sales from eDiscovery services were 10,477,905 thousand yen, an increase of 4.5% from the same period the previous year. The increase was mainly attributable to the expansion of sales channels of Evolve Discovery Inc. (“EvD”), which is now a part of FRONTEO USA, Inc. (“FRONTEO USA”), acquired by the Group in August

2015 and the acquisition of trade rights of Essential Discovery, Inc. (“EDI”) in November 2016. This increase was partially offset by a drop in revenue from a Korean clients due to a decrease in the number of large-scale litigations as a result of their settlement, in addition to a temporary slowdown in the operating activities in the legal business affected by prioritizing the establishment of the internal controls for revenue recognition at the U.S. subsidiaries to enhance business integration.

2)              Legal and compliance professional services (LCPS)

Net sales from legal and compliance professional services were 407,260 thousand yen, an increase of 8.0% from the same period of the previous year, driven by steady sales from forensic investigation services for payment cards and consulting services.

3)              Others

Net sales in other businesses were 64,552 thousand yen, a 7.4% increase from the same period of the previous year, driven by strong software sales in the U.S.

Net sales of the legal business were 10,919,718 thousand yen, an increase of 4.7% from the same period of the previous year. However, the Group recorded operating loss of 477,736 thousand yen ( operating income of 598,766 thousand yen in the fiscal year ended March 31, 2016) due to a decline in gross profit margin due to changes in product variety, in addition to the decline in sales from Korean clients mentioned above and the recording of one-time expenses, such as trademark amortization and increased audit fees.

(AI business)

The operating results of the AI business are presented separately from the above legal and compliance professional services business starting from the six month period ended September 30, 2016.

Sales of software “Lit i View” series, which are equipped with the Company’s original AI technology “KIBIT”, have been robust during the fiscal year ended March 31, 2017, in business intelligence and digital communication fields. All three types of software, “Lit i View EMAIL AUDITOR,” an email auditing tool; “Lit i View PATENT EXPLORER,” an intellectual property strategy support system; and “Lit i View AI Sukedachi Samurai,” an business data analysis system; have been introduced in major corporations.

As for software “Lit i View” series, since April 2017, the names have been changed from “Lit i View EMAIL AUDITOR” to “KIBIT Email Auditor,” from “Lit i View PATENT EXPLORER” to “KIBIT Patent Explorer,” and from “Lit i View AI Sukedachi Samurai” to “KIBIT Knowledge Probe,” each in order to gain wider recognition from public by increasing acknowledgement, understanding, and expectation for KIBIT.

The Group launched the sales of “Kibiro,” a robot equipped with KIBIT AI engine during the three-month period ended March 31, 2017, and accelerated business alliances with companies in various industries by entering into partnership agreements in addition to the sales for general consumers. Kibiro also increased its appearances in media.

In the healthcare field, although the “Cancer Precision Medicine AI System” and “Prediction of Patient Fall System” projects are still in the forward-looking investment stage, the Group aims to earn profit in the fiscal year ending March 31, 2020, through commercialization of pharmacovigilance.

Net sales from the AI business were 288,011 thousand yen, an increase of 142.2% from the same period of the previous year. However, new business-related costs of 1,016,937 thousand yen for new products development, sales, and marketing activities, led to operating loss of 728,925 thousand yen ( operating loss of 527,420 thousand yen in the fiscal year ended March 31, 2016).

(Forecasts for the year ending March 31, 2018 )

For the year ending March 31, 2018, although the Japanese economy is expected to continue a moderate recovery trend, the effects by the new administration in the United States are uncertain, and the business outlook is also expected to remain unpredictable due to fluctuations in exchange rates and stock market.

Under these economic conditions, the Group will continue to enhance the legal business as well as to focus on the development of the AI business using KIBIT AI engine in accordance with its medium- to long-term management strategies described in the “Management Policies” section below.

The Group expects that the legal business will see an increase in revenue and operating profit by accelerating promotional activities to capture cross-border projects across the globe. In an effort to further facilitate the cross-border projects, Mr. Craig Carpenter, who has a vast experience in developing the solution business in the field of legal technology, was appointed as new CEO of FRONTEO USA.

In the business intelligence and digital communication fields in the AI business, the Group expects to achieve operating profit for the fiscal year ending March 31, 2018, by increasing operational activities through leveraging the experience of software-introduction projects undertaken in the fiscal year ended March 31, 2017. However, in the healthcare field, it is expected that the Group will not be able to result in income since many projects are still in the stage of trial or clinical test during the fiscal year ending March 31, 2018.

Based on the above, we provide forecasts for the year ending March 31, 2018, as follows: consolidated net sales to be 14,000 million yen (a 24.9% increase from the previous year); operating income to be 200 million yen; ordinary income to be 190 million yen; and net income attributable to owners of the parent to be 90 million yen.

Note:         The forecasts are based on information currently available to the Group and contain uncertainties. Actual business results may differ considerably from the forecasts provided due to various unforeseen factors.

(2)          Analysis of financial position

1)          Assets, liabilities, and net assets

Total assets increased by 3,242,772 thousand yen to 16,158,872 thousand yen compared with the end of the previous year.

Current assets increased by 3,592,998 thousand yen to 9,034,162 thousand yen compared with the end of the previous year. This was mainly due to an increase of 2,737,703 thousand yen in cash and deposits, an increase of 496,217 thousand yen in deferred tax assets, and an increase of 418,254 thousand yen in notes and accounts receivable-trade.

Noncurrent assets decreased by 350,226 thousand yen to 7,124,709 thousand yen compared with the end of the previous year. This was primarily attributable to a decrease of 139,520 thousand yen in investment securities, and a decrease of 63,868 thousand yen in tools, furniture, and fixtures.

Total liabilities increased by 2,881,543 thousand yen to 11,140,193 thousand yen compared with the end of the previous year.

Current liabilities increased by 196,560 thousand yen to 3,696,999 thousand yen compared with the end of the previous year. This was mainly due to an increase of 948,000 thousand yen in short-term loans payable, a decrease of 1,069,755 thousand yen in accounts payable-other, an increase of 154,796 thousand yen in accounts payable-trade, an increase of 78,723 thousand yen in current portion of long-term loans payable, and an increase of 12,609 thousand yen in income taxes payable.

Noncurrent liabilities increased by 2,684,983 thousand yen to 7,443,194 thousand yen compared with the end of the previous year. This was mainly due to an increase of 1,250,000 thousand yen in bonds with acquisition rights and an increase of 1,026,532 thousand yen in long-term loans payable.

Total net assets increased by 361,228 thousand yen to 5,018,678 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 775,689 thousand yen in capital stock, an increase of 772,819 thousand yen in capital surplus, and a decrease of 1,055,319 thousand yen in retained earnings.

2)          Cash flows

Cash and cash equivalents (hereinafter, as “cash”) increased to 4,533,182 thousand yen compared with the end of the previous year.

Summary of cash flows and major factors as of the end of year is as follows:

(Cash flows from operating activities)

Net cash used in operating activities was 239,300 thousand yen, a decrease of 855,867 thousand yen compared with the previous year. This was largely due to a decrease in loss before income taxes.

(Cash flows from investing activities)

Net cash used in investing activities was 1,602,026 thousand yen, an increase of 3,109,429 thousand yen compared with the previous year. This was mainly attributed to 828,431 thousand yen of payments of contingent consideration for shares of subsidiaries, 501,887 thousand yen of the acquisition of intangible assets, and 328,435 thousand yen of the acquisition of property, plants, and equipment.

(Cash flows from financing activities)

Net cash provided by financing activities was 4,563,928 thousand yen, an increase of 1,350,304 thousand yen compared with the previous year. This was mainly due to 4,370,000 thousand yen of proceeds from short-term loans payable, 3,422,000 thousand yen of repayment of short-term loans payable, 2,500,000 thousand yen of proceeds from issuance of bonds with acquisition rights, 1,855,897 thousand yen of proceeds from long-term loans payable, and 750,641 thousand yen of repayment of long-term loans payable.

< Reference > Trends in c ash flow indicator s

Year ended:	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016	March 31, 2017
Equity ratio (%)	64.7	67.8	65.4	33.8	30.5
Market value-based equity ratio (%)	298.1	242.1	435.7	264.0	166.6
Interest-bearing debt to cash flow ratio (years)	5.0	29.2	1.3	7.4	(28.2)
Interest coverage ratio (times)	11.6	2.8	141.2	37.9	(8.3)

Equity ratio = Equity/total assets

Market value-based equity ratio = Market capitalization/total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debt s (*3)/cash flows

Interest coverage ratio = Cash flows (*2)/interest payments

Notes:   1.            Figures are calculated on a consolidation basis.

2.          Cash flows represent operating cash flows.

3.          Interest-bearing debts include all liabilities that incur interests recorded in the consolidated balance sheets.

(3)          Basic policy for profit distribution and dividends in the current and next years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations, while retaining sufficient earnings to improve financial soundness, conducting aggressive business development, and strengthening its operating foundation. For the year ended March 31, 2017, the Group has determined to pay no year-end dividend considering its financial conditions.

With regard to the next fiscal year ending March 31, 2018, giving priority in retaining sufficient earnings and building the strong foundations for the AI business as early as possible, all management resources will temporarily be allocated to the Group’s business activities; hence, the Group has determined to pay no year-end dividends. The Group appreciates the shareholders kind understanding in achieving further growth of its business.

(4)          Business risks

The following are some of the major business risks that may negatively affect business operations and other activities of the Group. Items that may not necessarily be risk factors are presented in addition to the business risks because the Group believes that these items may be important for investors to make decisions in terms of proactive disclosure.

The Group is aware of these risks and plans to take all necessary measures to prevent or mitigate the risks. However, it believes that investors should carefully consider the following risks and items, as well as information in other sections of this report for making an investment decision.

Future-related matters concerning risk factors in this section are based on the judgment by the Group as of the release date of this report.

1)   Risk factors related to business environment of the Group

I.                   Market environment for legal business (eDiscovery)

The discovery (electronic discovery) support service is the primary service offered as part of the eDiscovery service by the Group. After the amendment to the U.S. Federal Rules for Civil Procedure in December 2006, requirements for electronic information discovery are clarified and the market for services in processing electronic information and associated litigations is growing at an annual average rate of 15% and is expected to reach nearly one trillion yen after 2017 (Transparency Market Research). The Group provides services primarily to companies in the United States and Asian countries, including Japan, Korea, and Taiwan, and the

Group’s operations and earnings result may be adversely affected by significant changes in the economic conditions and legal systems in these countries.

II .              Laws and regulations

The Group conducts business involving eDiscovery. There are currently no legal restrictions concerning this business. However, it provides a discovery support service based on the litigation system of the United States, and if there are any changes in laws and regulations concerning litigation in the United States, the operations and results of operations of the Group may be affected. Furthermore, if any laws and regulations governing such operations are newly set forth in Japan, the operations and results of operations of the Group may be affected.

III .         Competition

As a pioneer of the eDiscovery business in Japan, the Group is well ahead of other companies in terms of knowledge and accomplishments. The Group has an edge over competitors with regard to its advanced technologies, provision of information, and exclusive contents. Currently, a very limited number of companies engage in the eDiscovery business in Japan. However, as the market for such service expands along with increasing awareness of eDiscovery in Japan, the Group expects that Japanese companies as well as foreign companies, including companies located in the United States, where the eDiscovery business is most advanced, may enter into the eDiscovery business.

IV.          Advances in technology

The Group is constantly monitoring advances in technology and the market for the eDiscovery business in the United States, where the eDiscovery business is most advanced. Nevertheless, information technology-related technological progress is extremely rapid and frequent, driving various new products and services associated with new technologies to arise. Under such circumstances, unless the Group is able to apply its technologies to the rapidly changing business, its ability to operate and results of operations may be adversely affected.

V.               Risk related to corporate acquisitions and reorganization

As part of the Group’s efforts for a growth strategy, the Group occasionally acquires companies by M&A and the like. However, corporate acquisitions may adversely affect the Group’s operations and earnings results when the acquired companies suffer from the deterioration of economic and financial conditions because of unpredictable changes in business environments, and when impairment of goodwill or expenses associated with business reorganizations are incurred.

2)   Risk factors related to the Group’s business features

I.                   Management of information

Due to the nature of the eDiscovery business of the Group, it holds important information of client companies for its computer investigations. Therefore, the Group is required to manage and control clients’ information by highly advanced methods. To fulfill such responsibilities, it manages and controls client information in a data processing center with strict physical access control (to enter or exit) through a vein recognition system and an application form to enter or exit. The Group also maintains a safe operating environment that the investigative data is stored in fireproof safes and laboratory networks are isolated from external networks. In addition, it has obtained and renewed the certifications concerning its service: “ISO27001” (ISO/IEC27001:20013), an international standard for information security management systems (ISMS), and “JIS Q27001” (JIS Q 27001:2014), the Japanese standard for ISMS.

To prevent leaks of confidential information, including personal information, all employees of the Group need to sign confidentiality agreements, covering personal information as well. Employees individually sign confidentiality agreements even after their resignation or retirement. The Group also manages and controls important business administrative information, including personal information, by using biometric authentication, IDs, and passwords in addition to applying measures to prevent information leaks caused by unauthorized access via Internet.

Nevertheless, despite these preventive actions, in case any information leaks occur due to unforeseen circumstances, claims for damages, and fallen credibility of the Group may affect the operations and results of operations of the Group.

II.              Establishment of management framework to support business growth

The Group has five directors, three corporate auditors, and 485 employees on a consolidated basis as of March 31, 2017. Its internal management system is currently sufficient to manage the Group. It plans to continue improving the efficiency of administrative operations and maintain and increase the productivity of its organization, as well as expanding and upgrading its workforce to sustain the growth in the operations, such as training current employees and recruiting more employees.

However, if the plan to train and enlarge the workforce and strengthen administrative operations may not produce the desired results, or if talented employees leave the Group, the ability of the Group to conduct organizational business activities and the operations and results of operations of the Group may be affected.

III.         Reinforcement of the AI business leveraging artificial intelligence technology

The Group has been expanding the information analysis business using artificial intelligence technology in the three business fields within the AI business segment (healthcare, digital communication, and business intelligence). To grow the business as a pillar of the Group going forward, the Group is focusing on building up foundations for the business. It is impracticable to predict the effects of this business without uncertainty. Affected by unpredicted adverse changes, the Group’s initial business plans may not be achieved or yield expected results, leading to insufficient returns from the seed investments.

IV.          Business alliances with other companies

The Group has business alliances with other companies in research, development, and sales in various forms, such as joint research, joint development, introduction/transfer of technologies, and joint sales. Results of operations of the Group may be affected when partnerships with other companies are altered or dissolved for some reasons.

V.               Recruitment and retention of personnel resources

Recruitment and retention of talented individuals who have specialized knowledge concerning information technology and business operations are critical for the Group to expand its business. In expanding the eDiscovery and AI industries, personnel with special skills are limited. The Group is recruiting new graduates and experienced professionals in all necessary areas, providing employee training programs and retaining experienced employees.

However, the Group may not be able to hire skilled staff as planned or it may lose important employees to other companies. The resulting problems involving the ability to conduct business activities may affect business operations and results of operations of the Group.

VI.          Foreign exchange rate volatility

The sales of the Group’s products and services to U.S. law firms and other U.S. customers have been and will be denominated in U.S. dollars, which are determined based on the Japanese yen. Meanwhile, the acquisition of three companies in the United States, the major market of the discovery business, led to the Group recording sales in the United States accounting for approximately 60% of total sales across the entire Group, exposing the Group to an increased foreign currency risk. Radical fluctuations in foreign exchange rates may affect earnings and the financial statements of overseas consolidated subsidiaries when they are converted into yen for consolidation.

2.           Corporate Group

The Group consists of FRONTEO , Inc. and 9 consolidated subsidiaries. The Group companies are engaged in legal technology-related business activities.

Legal business
◆eDiscovery service
◆Forensic services
◆Compliance support
Discovery (evidence discovery) support service
Special audit support service
System construction support service
Investigation service
Business alliance partner
Outsourcing
Provision of services
Consolidated subsidiaries
FRONTEO USA, Inc.
Payment Card Forensics, Inc.
FRONTEO Korea, Inc.
FRONTEO Taiwan, Inc.
FRONTEO Healthcare, Inc.
FRONTEO Communications, Inc.
Other three companies
Outsourcing
Provision of services
Outsourcing
Provision of services
◆eDiscovery solution
FRONTEO Legal Cloud service
Evidence discovery support software-Lit i View
Provision of services
◆Forensic tool distribution
Forensic tool development company
Direct sales
Sales
Sales agent
Sales
◆Forensic training
Forensic tool development company
Training program
◆Software distribution
Business alliance partner
Outsourcing
Provision of services
Direct sales
Sales
Sales agent
Sales
◆Software distribution as an agent
Software development company
Direct sales
FRONTEO, Inc.
(The Company)
Customers
AI business
◆Business intelligence
Business alliance partner
Outsourcing
Provision of services
Provision of services
◆Digital communication
Business alliance partner
Outsourcing
Provision of services
Robot development company
Sales
Direct sales
Sales
Sales agent
Sales
◆Healthcare
Business alliance partner
Outsourcing
Provision of services
Collaborative research
Results
Provision of services

3.   Management Policies

(1)          Basic corporate management policy

Under the corporate mission of “Bright Value Creator — revolutionizing the future of humanity and advanced science,” the Group aims to contribute to the creation of a better future for society by resolving some of the issues associated with an information society through cutting-edge technologies including the Group’s original suite of artificial intelligence technologies called “KIBIT” and the know-how accumulated in the fields of litigation support services and fraud investigation.

(2)          Target management index

The Group has targeted the improvement of its corporate value through sustainable business expansion. The Group aims to expand sales volume and improve its operating income percentage representing profitability and cash flows from operating activities.

(3)          Medium - to long-term management strategies

The Group envisions a strategy under which the true value of KIBIT, an artificial technology that is capable of understanding the subtleties of human emotion, is expanded into four business fields to contribute in the enhancement of the society. Specifically, in addition to the legal business, which is the starting point for the Group, the Group aims to support the swift realization of a society where “AI stands beside people, understanding our minds and helping us make decisions” in the three business fields within the AI business segment (business intelligence, digital communication, and healthcare). To achieve this, the Group will endeavor to strengthen the following activities to further expand its business presence and sustain growth in all business segments.

Legal business segment

The e-discovery solution market continues to grow at an average of 15% and the number of market participants exceeds 1,000 companies in the United States. As an Asian discovery vendor, the Group is armed with efficiency achieved through its home-grown eDiscovery support system called “Lit i View” with Asian language settings, a proprietary AI technology known as “Predictive Coding,” and the capabilities to provide a one-stop service covering the whole e-discovery process, as well as accumulated know-how backed by ample experience of discovery support. Going forward, the Group plans to expand its business in the eDisovery market by stepping up promotional activities to capture cross-border projects across the globe.

AI business segment

Business intelligence and digital communication

The news of adopting AI to increase operational efficiency has been covered by the media extensively and increasingly attracting public attention. Given this media coverage, the Group’s proprietary AI engine KIBIT is making its mark on the market, being one of very few commercialized AI in Japan. This move is driven by the strength of a proven track record of introducing AI technologies in a wide variety of business sectors, sophisticated technologies that require minimal training data, and a full range of consulting capabilities to support customers from a prior-implementation analysis of the current operations to post-implementation operations. In particular, following the advent of a financial technology (FinTech), a word combining regulation and technology—RegTech for short— has now emerged and it is used by financial institutions. This reflects an imminent need for improvement in regulatory compliance accuracy among financial institutions to comply with the stringent regulations and the Group fully intends to align KIBIT’s marketing structure with the market needs and concentrate resources and efforts to the RegTech area. While expectations for the possibilities of the AI heighten, the Group is frequently observing instances where user companies are faced with challenges, such as a lack in understanding of the characteristics of AI or shortage of internal data analysts. The Group will endeavor to provide solutions to the challenges of user companies by offering training courses designed to develop internal personnel on how to utilize AI in business and enhancing the existing support structure from the introduction of AI technologies to the post-implementation operations. This could then lead to lowering the hurdles for introducing AI to the business, enabling the Group to further cultivate new areas in the existing market.

Healthcare

In the healthcare sector, while the number of patients is in an increasing trend as Japan turned into an aging society, there is a serious shortage of medical and care workers. It is therefore essential for medical and care workplaces to continuously improve operational efficiency, which in turn emphasizes the enormity of potential markets for the AI. KIBIT was developed within the legal business where speed and accuracy of analysis, as well as protecting the confidentiality of such information are critical. The needs of medical workplaces for information management and data analysis are in line with those in the legal business, and KIBIT can largely contribute to enhancing the current medical and care services in numerous aspects. The Group, therefore, plans to actively invest in this segment by positioning it as a core business pillar for medium- to long-term growth. The healthcare segment has a unique characteristic whereby it involves a collaboration with medical institutions in the areas of joint research activities, demonstration experiments, and clinical trials, and therefore, a substantial time lag exists between research and development, and cost recovery in comparison with other segments. In some cases, however, there are opportunities for shortening the time lag by applying the know-how accumulated in the business intelligence field for the retention of medical staff and enhancing efficiency of medical representatives. Going forward, the Group will strive to build a portfolio containing the optimum mix of short-, medium- and long-term business opportunities.

(4)          Tasks to be undertaken by the management

The Company has the following key tasks at hand:

1)      Reinforcement of the AI business structure

To move the business to a new stage, the three business fields (healthcare, digital communication, and business intelligence) in the AI business segment need to reach the income generation stage swiftly. In January 2017, a dedicated personnel assumed a position to implement and reinforce business strategies in each of the business fields and as a result, structural improvements advanced considerably. Going forward, the Company will strive to recruit personnel with expertise in the three business fields to further strengthen marketing and development capabilities.

2)      Reinforcement of the operational structure of U.S. subsidiaries and establishment of a cross-border marketing framework

In July 2016, the Company integrated three U.S. subsidiaries and embarked on an organizational reform to enhance internal controls. The Company will continue to drive the organizational optimization in order to streamline operations in the legal business segment across the globe and further enhance the performance of services. While a collaboration between U.S. subsidiaries and the Company in cross-border promotional activities has led to winning large projects in Asia to some extent, to successfully intensify such cross-border capabilities globally, the Company will establish an operational structure that can capture conditions in each country and customer needs, and facilitate speedy decision-making.

3)      Challenges to enhance management structure

The Company strives to establish and strengthen its management structure that directly contributes to the Company’s performance growth by further enhancing the internal control structure to the level that is expected of as a company listed both in Japan and U.S. markets, as well as by improving management efficiency and optimizing the Company’s resource.

4.                   Basic Views of Selected Accounting Standards

The Group adopts generally accepted accounting principles in Japan to facilitate consolidated financial statement comparability between periods and with other companies. The Group plans to determine whether International Financial Reporting Standards (IFRS) adoption is appropriate for the Group by considering internal and external business conditions faced by the Company, possibilities of diversifying financing sources, and other factors.

5.                   Consolidated Financial Statements

(1)     Consolidated balance sheet

(Thousands of yen)

	Previous year (as of March 31, 2016)		Current year (as of March 31, 2017)
Assets
Current assets
Cash and deposits	1,798,723		4,536,426
Notes and accounts receivable-trade	2,901,719		3,319,973
Merchandise	2,169		69,396
Supplies	6,833		4,072
Deferred tax assets	164,593		660,810
Other	642,395		609,117
Allowance for doubtful accounts	(75,268)		(165,634)
Total current assets	5,441,164		9,034,162
Noncurrent assets
Property, plant, and equipment
Buildings	598,403		707,815
Accumulated depreciation	*1	(101,335)	*1	(185,225)
Buildings, net	497,067		522,590
Vehicles	3,969		11,222
Accumulated depreciation	(293)		(5,228)
Vehicles, net	3,675		5,993
Tools, furniture, and fixtures	1,518,215		1,432,040
Accumulated depreciation	*1	(922,576)	*1	(900,269)
Tools, furniture, and fixtures, net	595,639		531,770
Leased assets	11,977		125,824
Accumulated depreciation	(8,967)		(13,097)
Leased assets, net	3,009		112,727
Other	5,912		3,775
Total property, plant, and equipment	1,105,304		1,176,857
Intangible assets
Software	888,283		910,176
Goodwill	2,188,659		2,001,315
Customer-related assets	1,954,414		1,913,459
Other	297,099		202,404
Total intangible assets	5,328,457		5,027,355
Investments and other assets
Investment securities	639,934		500,414
Guarantee deposits	141,070		140,641
Long-term deposits	225,360		224,380
Deferred tax assets	674		4,062
Other	34,133		50,997
Total investments and other assets	1,041,173		920,496
Total noncurrent assets	7,474,935		7,124,709
Total assets	12,916,100		16,158,872

(Thousands of yen)

	Previous year (as of March 31, 2016)		Current year (as of March 31, 2017)
Liabilities
Current liabilities
Accounts payable-trade	358,427		513,223
Short-term loans payable	52,000		1,000,000
Current portion of long-term loans payable	*2	719,546	*2	798,269
Accounts payable-other	1,265,794		196,038
Income taxes payable	137,651		150,260
Provision for bonuses	115,905		153,622
Other	851,114		885,583
Total current liabilities	3,500,438		3,696,999
Noncurrent liabilities
Bonds with subscription rights to shares	—		1,250,000
Long-term loans payable	*2	3,812,075	*2	4,838,607
Deferred tax liabilities	841,499		758,068
Liabilities for retirement benefits	30,105		35,678
Asset retirement obligations	44,251		44,747
Other	30,279		516,092
Total noncurrent liabilities	4,758,211		7,443,194
Total liabilities	8,258,649		11,140,193
Net assets
Shareholders’ equity
Capital stock	1,705,931		2,481,621
Capital surplus	1,493,391		2,266,210
Retained earnings	1,155,073		99,753
Treasury stock	(26)		(26)
Total shareholders’ equity	4,354,369		4,847,559
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	298,327		272,559
Deferred losses on hedges	(3,942)		—
Foreign currency translation adjustment	(283,423)		(342,345)
Total accumulated other comprehensive income (loss)	10,961		(69,786)
Subscription rights to shares	272,920		208,560
Noncontrolling interests	19,197		32,344
Total net assets	4,657,450		5,018,678
Total liabilities and net assets	12,916,100		16,158,872

(2)     Consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statement of operations

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)		Current year (from April 1, 2016 to March 31, 2017)
Net sales	10,553,007		11,207,730
Cost of sales	5,850,430		6,873,770
Gross profit	4,702,576		4,333,960
Selling, general, and administrative expenses	*1, *2	4,631,230	*1, *2	5,540,622
Operating income (loss)	71,346		(1,206,662)
Non-operating income
Interest income	1,672		3,634
Dividend income	11,250		14,400
Rent income	8,754		4,193
Other	7,428		29,845
Total non-operating income	29,105		52,074
Non-operating expenses
Interest expenses	16,260		28,981
Bond issuance cost	—		16,036
Syndicated loan fees	10,481		11,783
Foreign exchange losses	35,818		14,593
Other	12,457		28,962
Total non-operating expenses	75,018		100,356
Ordinary income (loss)	25,433		(1,254,944)
Extraordinary income
Gain on sales of noncurrent assets	1,231		685
Total extraordinary income	1,231		685
Extraordinary losses
Loss on sale of noncurrent assets	—		28,464
Loss on retirement of noncurrent assets	28,211		15,652
Impairment loss	5,143		—
Loss on sale of investment securities	—		2,441
Special retirement benefits	—		70,049
Total extraordinary losses	33,355		116,607
Loss before income taxes	(6,690)		(1,370,867)
Income taxes-current	213,314		39,966
Income taxes-deferred	(31,233)		(468,991)
Total income taxes	182,081		(429,024)
Net loss	(188,772)		(941,842)
Net income attributable to noncontrolling interests	5,756		6,224
Net loss attributable to owners of the parent	(194,529)		(948,067)

Consolidated statement of comprehensive loss

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Net loss	(188,772)	(941,842)
Other comprehensive loss
Valuation difference on available-for-sale securities	58,678	(25,768)
Deferred (losses) gains on hedges	(3,942)	3,942
Foreign currency translation adjustment	(454,746)	(58,922)
Total other comprehensive loss	(400,010)	(80,748)
Comprehensive loss	(588,783)	(1,022,590)
Comprehensive loss:
Comprehensive loss attributable to owners of the parent	(594,539)	(1,028,815)
Comprehensive income attributable to noncontrolling interests	5,756	6,224

(3)     Consolidated statement of changes in net assets

Previous year (from April 1, 2015 to March 31, 2016)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,688,433	1,475,893	1,420,973	(26)	4,585,274
Changes in items during the period
Issuance of new shares	17,497	17,497			34,995
Dividends from surplus			(106,472)		(106,472)
Net loss attributable to owners of the parent			(194,529)		(194,529)
Other			35,101		35,101
Net changes in items other than shareholders’ equity					—
Total changes in items during the period	17,497	17,497	(265,900)	—	(230,904)
Balance at the end of the period	1,705,931	1,493,391	1, 155,073	(26)	4,354,369

	Accumulated other comprehensive income
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	239,649	—	171,323	410,972	211,082	13,443	5,220,772
Changes in items during the period
Issuance of new shares							34,995
Dividends from surplus							(106,472)
Net loss attributable to owners of the parent							(194,529)
Other							35,101
Net changes in items other than shareholders’ equity	58,678	(3,942)	(454,746)	(400,010)	61,838	5,754	(332,418)
Total changes in items during the period	58,678	(3,942)	(454,746)	(400,010)	61,838	5,754	(563,322)
Balance at the end of the period	298,327	(3,942)	(283,423)	10,961	272,920	19,197	4,657,450

Current year (from April 1, 2016 to March 31, 2017)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,705,931	1,493,391	1,155,073	(26)	4,354,369
Changes in items during the period
Issuance of new shares	775,689	775,689			1,551,379
Dividends from surplus			(107,252)		(107,252)
Net loss attributable to owners of the parent			(948,067)		(948,067)
Capital increase of consolidated subsidiaries		(2,870)			(2,870)
Net changes in items other than shareholders’ equity					—
Total changes in items during the period	775,689	772,819	(1,055,319)	—	493,189
Balance at the end of the current period	2,481,621	2,266,210	99,753	(26)	4,847,559

	Accumulated other comprehensive income (loss)
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Total accumulated other comprehensive income (loss)	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	298,327	(3,942)	(283,423)	10,961	272,920	19,197	4,657,450
Changes in items during the period
Issuance of new shares							1,551,379
Dividends from surplus							(107,252)
Net loss attributable to owners of the parent							(948,067)
Capital increase of consolidated subsidiaries							(2,870)
Net changes in items other than shareholders’ equity	(25,768)	3,942	(58,922)	(80,748)	(64,359)	13,146	(131,961)
Total changes in items during the period	(25,768)	3,942	(58,922)	(80,748)	(64,359)	13,146	361,228
Balance at the end of the current period	272,559	—	(342,345)	(69,786)	208,560	32,344	5,018,678

(4)     Consolidated statement of cash flows

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)		Current year (from April 1, 2016 to March 31, 2017)
Cash flows from operating activities:
Loss before income taxes	(6,690)		(1,370,867)
Depreciation and amortization	883,608		1,039,196
Impairment loss	5,143		—
Amortization of goodwill	113,892		131,304
Bond issuance cost	—		16,036
Syndicated loan fees	10,481		11,783
(Gain) loss on sales of noncurrent assets	(1,231)		27,779
Loss on retirement of noncurrent assets	28,211		15,652
(Decrease) increase in liabilities for retirement benefits	(5,680)		5,455
(Decrease) increase in provision for bonuses	(58,147)		37,623
Increase in allowance for doubtful accounts	2,767		89,474
Interest and dividend income	(12,922)		(18,034)
Interest expenses	16,260		28,981
Foreign exchange losses (gains)	94,452		(214,401)
Increase in notes and accounts receivable-trade	(386,380)		(385,470)
Increase in inventories	(1,832)		(64,435)
Increase in accounts payable-trade	158,260		149,868
Increase (decrease) in accounts payable-other	182,666		(333,251)
Other, net	109,964		501,073
Subtotal	1,132,822		(332,231)
Interest and dividend income received	12,922		18,034
Interest expenses paid	(13,508)		(22,833)
Income taxes (paid) refunded	(515,669)		97,729
Net cash provided by (used by) operating activities	616,566		(239,300)
Cash flows from investing activities:
Payments into time deposits	(225,360)		—
Purchase of property, plant, and equipment	(673,724)		(328,435)
Proceeds from sale of property, plant and equipment	2,981		9,972
Purchase of intangible assets	(382,049)		(501,887)
Proceeds from sale of intangible assets	—		485
Proceeds from sale of investment securities	—		100,000
Payments for guarantee deposits	(12,919)		(28,969)
Proceeds from guarantee deposits	11,884		35,134
Payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation	(3,433,114)		—
Purchase of goodwill	—		(57,021)
Payments of contingent consideration for shares of subsidiaries	—		(828,431)
Other, net	845		(2,873)
Net cash used in investing activities	(4,711,455)		(1,602,026)
Cash flows from financing activities:
Proceeds from short-term loans payable	3,800,000		4,370,000
Repayment of short-term loans payable	(3,784,000)		(3,422,000)
Proceeds from long-term loans payable	3,761,545		1,855,897
Repayment of long-term loans payable	(454,591)		(750,641)
Repayment of finance lease obligations	(2,592)		(16,101)
Proceeds from issuance of bonds with stock acquisition rights	—		*2	2,500,000
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	*2	21,197	*2	184,374
Cash dividends paid	(106,472)		(107,252)
Payments of syndicated loan fees	(4,000)		(33,780)
Payments of loan-related expenses	(20,000)		—
Other, net	2,537		(16,567)
Net cash provided by financing activities	3,213,624		4,563,928
Effect of exchange rate change on cash and cash equivalents	(41,036)		14,621
Net (decrease) increase in cash and cash equivalents	(922,300)		2,737,223
Cash and cash equivalents at the beginning of the period	2,718,259		1,795,958
Cash and cash equivalents at the end of the period	*1	1,795,958	*1	4,533,182

(5)     Notes to the consolidated financial statements

Going- concern assumptions

Not applicable.

Significant matters for the preparation of consolidated financial statements

1)        Scope of consolidation

I.                 Number of consolidated subsidiaries: 9

During the three-month period ended September 30, 2016, the Company integrated EvD., its U.S. subsidiary, EvD’s two subsidiaries, UBIC North America, Inc. (“UNA”), and TechLaw Solutions, Inc. (“TLS”) by merging UNA into EvD, creating FRONTEO USA, and re-branded TLS as “FRONTEO Government Services, Inc.” There is no change in the scope of consolidation as the business integration and reorganization above were conducted within consolidated subsidiaries; however, the number of consolidated subsidiaries decreased by three due to the business integration and reorganization.

In addition, during the three-month period ended September 30, 2016, FRONTEO EMEA Ltd. a newly established subsidiary of FRONTEO USA, has been included in the scope of the consolidation, and the number of consolidated subsidiaries increased by one.

II.            Nonconsolidated subsidiaries: None.

2)        Application of equity method of accounting

I.                 Number of affiliates accounted for under the equity method: None.

II.            Number of subsidiaries not consolidated and affiliates not accounted for under the equity method: None.

3)        Fiscal year of consolidated subsidiaries

Not applicable.

4)        Matters concerning Accounting Policies

I.                 Valuation standard and methods for significant assets

(i)                    Securities

Available-for-sale securities

Securities for which quoted market prices are available:

Stated at fair value at the end of the year (Unrealized gains or losses are included in net assets. Cost of securities sold is determined by the moving average method.)

Securities for which quoted market prices are not available:

Stated at cost determined by the moving average method

(ii)           Derivatives

Stated at fair value

( iii)        Inventories

Inventories held for sale in the ordinary course of business:

Merchandise:

Stated at cost determined by the specific identification method (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.) However, the periodic average method is applied to merchandise held by certain group companies. (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

Supplies:

Stated at cost determined by the first-in, first-out method (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

II.            Depreciation and amortization of significant depreciable or amortizable assets

(i)              Property, plant, and equipment (excluding leased assets)

Property, plant, and equipment are depreciated by the straight-line method.

Useful lives of principal property, plant, and equipment are as follows:

Buildings:                                      6-15 years

Tools, furniture, and fixtures:   4-20 years

(ii)           Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years by the straight-line method. Software for sale is amortized over an economic useful life of three years by the straight-line method.

Customer-related assets identified at business combinations are amortized over an effective period of 15 years by the straight-line method.

(iii)        Leased assets

Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

III.       Accounting for significant deferred assets

Stock issuance cost

Stock issuance cost is expensed when incurred.

IV.        Recognition of significant allowances

(i)              Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

(ii)           Provision for bonuses

To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

V.             Significant methods of hedge accounting

(i)              Method of hedge accounting

Interest rate and currency swap transactions are qualified for both the special hedge accounting and designated hedge accounting and, accordingly, accounted for in their entirety

(ii)           Hedging instruments and hedged items

Hedging instruments: Interest rate and currency swap contracts

Hedged items:  Foreign currency-denominated long-term borrowings

(iii)        Hedging policy

Interest rate swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

(iv)       Method of evaluating hedging effectiveness

Evaluation of hedging effectiveness is omitted since interest rate and currency swap transactions are qualified for both the special hedge accounting and designated hedge accounting and, accordingly, may be accounted for in their entirety.

VI.        Provision for retirement benefits

Liabilities for retirement benefits and retirement benefit expenses are calculated by applying the compendium method, under which the amount to be paid for retirement benefits for voluntary termination at the year-end is assumed to be retirement benefit obligations.

VII.   Amortization method and amortization period for goodwill

Goodwill is systematically amortized by the straight-line method over its effective period of 15 years or less.

VIII. Scope of funds in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments with a maturity of three months or less at the date of acquisition, which can easily be converted into cash and which have only minor risk of changes in value.

IX.        Other significant accounting policies for preparation of the consolidated financial statements

Accounting for consumption taxes

All accounting transactions are booked exclusive of any national or local consumption taxes.

Changes in accounting policies

Not applicable

Changes in accounting estimates

The 13th General Meeting of Shareholders held on June 29, 2016, approved amendments to the Articles of Incorporation , and the Company changed its corporate name on July 1, 2016. In association with the amendments, the Company reviewed the useful lives of the company name-related trademarks held by the Company to reflect the substance of the use of the assets.

Consequently, operating profits, ordinary income, and income before income taxes for the year ended March 31, 2017, decreased by 35,601 thousand yen each compared with the results with the previous amortization periods.

Supplementary information

The Company has applied “Implementation Guidance on Recoverability of Deferred Tax Assets” (Accounting Standards Board of Japan (ASBJ) Guidance No.26, issued on March 28, 2016) effective from the three-month period ended June 30, 2016.

Notes to the consolidated balance sheet

*1 Accumulated impairment losses included in the amount of accumulated depreciation are as follows:

(Thousands of yen)

	Previous year (March 31, 2016)	Current year (March 31, 2017)
Accumulated impairment losses	38,598	38,032

*2 The Company has overdraft facility agreements and syndicate loan agreements with financing banks to raise funds efficiently for operations, capital investments, and development. Credit availability as of the end of the year under the agreements is as follows:

(Thousands of yen)

	Previous year (March 31, 2016)	Current year (March 31, 2017)
Aggregate amount of overdraft limit and syndicated loans	1,700,000	2,390,000
Credit used	700,000	2,300,000
Credit availability	1,000,000	90,000

Notes to the consolidated statement of operations

*1 Major items and amounts of selling, general, and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Directors’ compensations	219,978	145,100
Salaries and allowances	1,371,992	1,946,344
Provision of allowance for doubtful accounts	37,709	71,837
Provision for bonuses	317,368	280,194
Retirement benefit expenses	8,247	6,656
Depreciation	325,149	453,475
Commission fee	597,782	897,246
Outsourcing fee	398,441	251,913

*2 Research and development expenses included in general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Research and development expenses	91,600	83,678

Notes to the consolidated statements of comprehensive loss

* 1 Reclassification adjustment and tax effect related to other comprehensive income (loss) are as follows:

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Valuation difference on available-for-sale securities
Incurred during the year	127,612	(34,700)
Reclassification adjustment	—	(2,441)
Before tax effect	127,612	(37,141)
Tax effect	(68,933)	11,372
Valuation difference on available-for-sale securities	58,678	(25,768)
Deferred gains (losses) on hedges Incurred during the year	(3,942)	3,942
Foreign currency translation adjustment Incurred during the year	(454,746)	(58,922)
Total other comprehensive loss	(400,010)	(80,748)

Notes to the consolidated statements of changes in net assets

Previous year ( from April 1, 2015 to March 31, 2016)

1)        Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note 1)	35,491,360	260,000	—	35,751,360
Total	35,491,360	260,000	—	35,751,360
Treasury stock
Common stock	630	—	—	630
Total	630	—	—	630

Note 1 : The exercise of subscription rights for stock option increased the number of issued and outstanding shares by 260,000.

2)       Items related to subscription rights to shares

			Number of shares				Amount of shares as of the end of the year
Company name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	93,324
FRONTEO, Inc.	Subscription rights to shares for the sixth stock option	—	—	—	—	—	34,560
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	57,751
	The eighth subscription rights to shares	Common stock	88,000	—	—	88,000	23,742
	Subscription rights to shares for the ninth stock option	—	—	—	—	—	26,953
	Subscription rights to shares for the 11th stock option	—	—	—	—	—	32,741
	Subscription rights to shares for the12th stock option	—	—	—	—	—	4,204
	Total		—	—	—	—	272,920

3)       Dividends

I. Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2015	Common stock	106,472	3.00	March 31, 2015	June 24, 2015

II.        Dividends with a record date in this year, but an effective date in the following year

Resolution	Class of shares	Source of dividends	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2016	Common stock	Retained earnings	107,252	3.00	March 31, 2016	June 30, 2016

Current year ( from April 1, 2016 to March 31, 2017)

1)       Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note 1)	35,751,360	2,170,502	—	37,921,862
Total	35,751,360	2,170,502	—	37,921,862
Treasury stock
Common stock	630	—	—	630
Total	630	—	—	630

Note 1 : The number of issued and outstanding shares increased by 1,537,502 shares and 633,000 shares by the exercise of the subscription rights to shares for bonds with stock acquisition rights and those for stock option, respectively.

2)       Items related to subscription rights to shares

			Number of shares				Amount of shares as of the end of
Company name	Breakdown	Class of shares	A s of the beginning of the year	Increase	Decrease	A s of the end of the year	the year (thousands of yen)
FRONTEO, Inc.	Subscription rights to shares for the fifth stock option	—	—	—	—	—	12,874
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	30,760
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	46,864
	Subscription rights to shares for the ninth stock option	—	—	—	—	—	40,193
	Subscription rights to shares for the 11th stock option	—	—	—	—	—	54,297
	Subscription rights to shares for the12th stock option	—	—	—	—	—	9,904
	Subscription rights to shares for the13th stock option	—	—	—	—	—	9,616
	Subscription rights to shares for the14th stock option	—	—	—	—	—	3,602
	Subscription rights to shares for the15th stock option	—	—	—	—	—	447
	Subscription rights to shares for the 2nd unsecured convertible bonds with stock acquisition rights (Issued on November 14, 2016 )	Common stock	—	3,075,030	1,537,502	1,537,528	(Note 1)
	Total		—	3,075,030	1,537,502	1,537,528	208,560

Note 1 :   Stock acquisition rights are not accounted for together with convertible bonds.

<Summary of reasons for change>

Increase due to issuance of subscription rights to shares for the 2nd unsecured convertible bonds with stock acquisition rights:

3,075,030 shares

Decrease due to exercise of subscription rights to shares for the 2nd unsecured convertible bonds with stock acquisition rights:

1,537,502 shares

3)       Dividends

I. Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2016	Common stock	107,252	3.00	March 31, 2016	June 30, 2016

II.        Dividends with a record date in this year, but an effective date in the following year

Not applicable.

Notes to the consolidated statements of cash flows

*1)       Reconciliation of the ending balance of cash and cash equivalents in the consolidated statements of cash flows to those balances in the consolidated balance sheets is as follows:

(Thousands of yen)

	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Cash and deposits	1,798,723	4,536,426
Time deposit over three months’ period	(1,084)	(1,104)
Separate deposits	(1,679)	(2,139)
Cash and cash equivalents	1,795,958	4,533,182

* 2)       Significant non-cash transactions

Exercise of subscription rights to shares

(Thousands of yen)

	Previous year ( from April 1, 2015 to March 31, 2016 )	Current year ( from April 1, 2016 to March 31, 2017)
Increase in capital stock due to exercise of subscription rights to shares	6,867	150,689
Increase in capital surplus due to exercise of subscription rights to shares	6,867	150,689

Exercise of subscription rights to shares of convertible bonds with stock acquisition rights

(Thousands of yen)

	Previous year ( from April 1, 2015 to March 31, 2016 )	Current year ( from April 1, 2016 to March 31, 2017)
Increase in capital stock due to exercise of subscription rights to shares	—	625,000
Increase in capital surplus due to exercise of subscription rights to shares	—	625,000
Decrease in convertible bonds with stock acquisition rights due to exercise of subscription rights to shares	—	1,250,000

Business combination-related information

1)              Significant revision of the initial cost allocation within the comparative information

The Company applied the provisional accounting treatment for the acquisition of EvD, Inc., which took place on July 31, 2015, in the six-month period ended September 30, 2015, and finalized such accounting treatment in the six-month period ended September 30, 2016.

Consequently, comparative information of the quarterly consolidated financial statements for the year ended March 31, 2017, has reflected the significant revision of the initial cost allocation. As a result, goodwill decreased by 32,084 thousand yen as for the year ended March 31, 2017. In addition, amortization of goodwill decreased by 2,222 thousand yen, operating income and ordinary income therefore increased by 2,222 thousand yen, and net loss before income taxes decreased by 2,222 thousand yen in the consolidated statements of operations for the year ended March 31, 2016.

2)              Business combination through acquisition

I.                       Outline of the business combination

(i)              Name and line of business of the acquired company

Acquired company: Essential Discovery, Inc.

Line of business: eDiscovery document review business

(ii)           Purpose of the business combination

EDI is a boutique discovery firm with specialization in document review serving for major law firms (AMLaw 100 or the 100 largest law firms) and Fortune 500 corporations across the United States with review centers in San Francisco and Las Vegas.

The Company decided to obtain the trade rights of EDI because that would enable FRONTEO USA to welcome new law firms and corporations as its clients and further expand its business across the United States with a team of discovery experts and experienced attorneys in a “client-first” manner where the customer is the top priority.

(iii)        Date of the business combination

November 4, 2016

(iv)       Legal form of the business combination

Business transfer

(v)          Company’s name after the business combination

FRONTEO USA, Inc.

(vi)       Key basis for determining the acquisition company

FRONTEO USA, Inc. obtained the business of the acquired company in exchange for cash consideration.

II.                  Period for which the operating rules of the business acquired are included in the consolidated financial statements

From November 4, 2016, to March 31, 2017

III.             Acquisition cost and its breakdown by types of consideration offered

Cash: 59,168 thousand yen

Outstanding amount: 200,358 thousand yen

Cost: 259,527 thousand yen

IV.              Details and amounts of major acquisition-related expenses Advisory fees: 16,415 thousand yen

V.                    Details of contingent consideration arrangements provided in the business combination contract and accounting treatment for the year ended March 31, 2017, and thereafter

(i)              Details of contingent consideration arrangements

(ii)           Accounting treatment for the year ended March 31, 2017, and thereafter

VI.               Amount of goodwill generated, basis for generating the goodwill, and its amortization method and amortization period

(i)              Amount of goodwill generated: 127,449 thousand yen

The amount of goodwill was provisionally calculated because the allocation of the acquisition cost was not finalized as of March 31, 2017.

(ii)           Basis for generating the goodwill

The goodwill is the excess earning power that is expected from future business expansions.

(iii)        Amortization method and amortization period

Amortization on a straight-line basis over 13 years.

VII.          Allocation of the acquisition cost

The allocation of the acquisition cost was not completed as of March 31, 2017. As such, the Company applied the provisional accounting treatment based on the reasonable information available at the time of the preparation of the consolidated financial statements.

Segment information

1)       Overview of reportable segments

A report able segment is a component of the Company for which discrete financial information is available, and whose operating results are regularly reviewed by the Company’s board of directors (the “Board of Directors”) to determine the allocation of resources and to assess its performance.

The Group provides eDiscovery-related services in Japan and other countries. The Company mainly handles services in Japan, while subsidiaries in the United States deal with overseas engagements. The subsidiary is an independently managed entity that develops comprehensive strategies for eDiscovery-related services to expand business activities.

The Japan segment has the legal business, which is highly matured, and the AI business, which is still in an early developing stage. Since the AI business in Japan has been significantly expanding in association with the commencement of its full-scale operations, the Company reviewed its business segments in light of performance management and decided to divide the “Japan” segment into two reportable segments during the nine-month period ended December 31, 2016, for adequate decision-making related to resource allocation and performance evaluation based on the clear business classification.

As a result, the segment information is now disclosed under four segments: “Japan (Legal),” “Japan (AI),” “USA,” and “Others” as opposed to former three segments: “Japan,” “USA,” and “Others” effective from the nine-month period ended December 31, 2016.

Note that the segment information for the fiscal year ended March 31, 2016, is presented under the new reportable segment classification.

2)       Method of recognizing net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Operations of reportable segments are generally accounted for in the same manner as those stated in the “Significant accounting policies for preparation of the consolidated financial statements” section in the notes to the consolidated financial statements in this report. Income of each reportable segment represents operating income. Intersegment sales or transfers are determined based on selling prices to external parties and total costs.

3)       Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Previous year (from April 1, 2015 to March 31, 2016)

(Thousands of yen)

	Reportable segment						Amounts reported in the consolidated
	Japan (Legal)	Japan (AI)	USA	Others	Total	Adjustments *1	financial statements *2
Net sales
(1) External sales	3,726,682	118,914	6,223,652	483,757	10,553,007	—	10,553,007
(2) Intersegment sales and transfers	844,455	—	101,628	138,977	1,085,062	(1,085,062)	—
Total	4,571,138	118,914	6,325,280	622,735	11,638,069	(1,085,062)	10,553,007
Segment profits (losses)	557,597	(527,420)	37,236	3,932	71,346	—	71,346
Segment assets	11,586,132	358,045	7,656,270	720,152	20,320,601	(7,404,501)	12,916,100
Other items
Depreciation expenses	474,532	48,504	313,025	47,545	883,608	—	883,608
Amortization of goodwill	—	—	113,892	—	113,892	—	113,892
Increase in property, plant, and equipment and intangible assets	300,447	155,442	628,897	8,981	1,093,768	—	1,093,768

Notes:                   1.                (1)  The adjustment to sales represents elimination of intersegment transactions.

(2) The adjustments to segment assets represent the elimination of transactions between segments.

2.                Total segment profits (losses) equal to operating income reported in the consolidated statements of operations .

Current year ( from April  1, 2016 to  March  31, 2017)

(Thousands of yen)

							Amounts
							reported in the
	Reportable segment						consolidated
	Japan (Legal)	Japan (AI)	USA	Others	Total	Adjustments *1	financial statements *2
Net sales
(1) External sales	3,740,902	288,011	6,800,965	377,849	11,207,730	—	11,207,730
(2) Intersegment sales and transfers	571,889	—	179,763	47,876	799,529	(799,529)	—
Total	4,312,792	288,011	6,980,729	425,726	12,007,260	(799,529)	11,207,730
Segment profits (losses)	698,608	(728,925)	(1,132,981)	(43,362)	(1,206,662)	—	(1,206,662)

Segment assets	12,334,732	3,468,157	8,600,034	734,277	25,137,200	(8,978,328)	16,158,872
Other items
Depreciation expenses	444,093	125,715	429,618	39,768	1,039,196	—	1,039,196
Amortization of goodwill	—	—	131,304	—	131,304	—	131,304
Increase in property, plant, and equipment and intangible assets	616,756	384,606	361,777	6,330	1,369,471	—	1,369,471

Notes:                   1.                (1)  The adjustment to sales represents elimination of intersegment transactions.

(2) The adjustments to segment assets represent the elimination of transactions between segments.

2.                Total segment profits ( losses) equal to operating loss reported in the consolidated statements of operations .

< Related information >

Previous year ( from April 1, 2015 to March 31, 2016)

1)       Information by product or service

(Thousands of yen)

				Previous year
				(from April 1, 2015 to March 31, 2016)
				Japan
Business segment				(Legal)	Japan (AI)	USA	Others	Total
Legal business	eDiscovery		eDiscovery services	1,868,818	—	2,721,596	109,132	4,699,547
	LCPS		eDiscovery solution	1,528,933	—	3,447,707	320,562	5,297,203
			Forensic services	271,326	—	—	12,631	283,957
			Software sales	—	—	—	41,054	41,054
			Forensic tool distribution and support	41,793	—	—	—	41,793
			Forensic training services	9,989	—	—	—	9,989
			Compliance support	77	—	—	376	453
	Others			5,744	—	54,347	—	60,091
AI business				—	118,914	—	—	118,914
		Total		3,726,682	118,914	6,223,652	483,757	10,553,007

2)       Information by region

I.            Net sales

(Thousands of yen)

Japan	USA	Korea	Others	Total
3,845,597	6,223,652	448,314	35,442	10,553,007

II.       Property, plant, and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
410,069	631,531	63,703	0	1,105,304

3)       Information about major  customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,657,074	USA and others
TMI Associates	1,022,656	Japan

Current year ( from April 1, 2016 to March 31, 2017)

1)              Information by product or service

(Thousands of yen)

			Current year (from April 1, 2016 to March 31, 2017)
Business segment			Japan (Legal)	Japan (AI)	USA	Others	Total
Legal business	eDiscovery	eDiscovery services	1,692,823	—	3,624,843	156,593	5,474,260
	LCPS	eDiscovery solution	1,667,643	—	3,111,559	194,442	4,973,644
		Forensic services	301,172	—	—	3,060	304,233
		Software sales	21,374	—	—	23,580	44,954
		Forensic tool distribution and support	29,971	—	—	—	29,971
		Forensic training services	12,485	—	—	—	12,485
		Compliance support	15,495	—	10	109	15,615
	Others		—	—	64,552	—	64,552
AI business			—	288,011	—	—	288,011
	Total		3,740,966	288,011	6,800,965	377,786	11,207,730

2)       Information by region

I.            Net sales

(Thousands of yen)

Japan	USA	Korea	Others	Total
4,028,977	6,800,965	291,455	86,330	11,207,730

II.       Property, plant, and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
375,294	771,734	29,828	0	1,176,857

3)       Information about major  customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
TMI Associates	1,253,860	Japan

< Information related to amortization of goodwill and the carrying amount by each reportable segment >

Previous year ( from April 1, 2015 to March 31, 2016)

(Thousands of yen)

	Japan (Legal)	Japan (AI)	USA	Others	Adjustment	Total
Amortization for the year	—	—	113,892	—	—	113,892
Balance as of the end of the year		—	2,188,659	—	—	2,188,659

Current year ( from April 1, 2016 to March 31, 2017)

(Thousands of yen)

	Japan (Legal)	Japan (AI)	USA	Others	Adjustment	Total
Amortization for the year	—	—	131,304	—	—	131,304
Balance as of the end of the year	—	—	2,001,315	—	—	2,001,315

The balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

Per share information

(Yen)

	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Net assets per share	122.10	125.99
Loss per share	(5.47)	(26.07)
Diluted earnings per share	—	—

Note : Basis for calculation of net loss per share and diluted earnings per share is as follows:

Item	Previous year (from April 1, 2015 to March 31, 2016)	Current year (from April 1, 2016 to March 31, 2017)
Loss per share (yen)
Net loss attributable to owners of the parent (thousands of yen)	(194,529)	(948,067)
Amount not attributed to common stockholders (thousands of yen)	—	—
Net loss attributable to owners of the parent on common stock (thousands of yen)	(194,529)	(948,067)
Average number of common stock outstanding during the year (shares)	35,582,665	36,372,576

Diluted earnings per share	—	—

Notes:              1.               Diluted earnings per share are not presented due to net loss per share for the fiscal year ended March 31, 2017, despite the existence of diluted shares.

2.               Net loss per share for the fiscal year ended March 31, 2016, is calculated after taking into account the revision described in the “1) Significant revision of the initial cost allocation within the comparative information” of “Business combination-related information”.

Significant subsequent events

Allotment of subscription rights

The board of directors of the Company resolved the allotment of the sixteenth subscription rights to shares at the meeting of the held on April 20, 2017, in accordance with the “Issuance of Subscription Rights to Shares as Stock Options” resolved at the 13th Ordinary General Meeting of Shareholders held on June 29, 2016.

The summary of allotment of subscription rights is as follows:

1.         Issuance date of subscription rights: April 21, 2017

2.         Number of subscription rights issued: 1,050 (100 shares of common stock for every subscription right to shares)

3.         Issue price of subscription rights: Issued without consideration

4.         Class and number of shares for subscription rights: Common stock of the Company, 105,000 shares

5.         Amount to be paid upon the exercise of subscription rights : 774 yen per share

6.         Exercise period of subscription rights: From April 22, 2020 to April 21, 2023

7.         Eligible persons for the subscription rights and the number thereof:

(1)                Corporate officers of the Company: 3, Number of subscription rights : 450

(2)                Director of the Company: 1, Number of subscription rights: 150

(3)                Employees of the Company: 2 employees, Number of subscription rights : 450

Increase in capital by exercise of subscription rights to shares

On April 24, 2017, after the end of the current fiscal year, the Company received a payment for issuance of new shares by exercise of subscription rights to shares as follows:

Subscription rights to shares for the fifth stock option

(1) Number of subscription rights to shares exercised	200

(2) Number of shares issued	80,000 shares
(3) Total amount exercised	30,552 thousand yen
(4) Increase in capital stock	15,276 thousand yen
(5) Increase in capital surplus	15,276 thousand yen

(Note) As a result of the above, the number of issued and outstanding shares of common stock increased to 38,001,862 shares, capital stock to 2,496,897 thousand yen, and capital surplus to 2,281,486 thousand yen each as of today, May 15, 2017.

***

This report is solely translation of “Kessan Tanshin ,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan . The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.

June 14, 2017

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Mitsuhiro Maeda,

Finance Department Manager

Telephone: +81-3-5463-6344

Revisions to Previously Issued Press Release: “Differences between the forecasts for the year ended March 31, 2017 and the actual results|

FRONTEO, Inc. (the “Company” or “FRONTEO”) hereby announces the following revisions to the press release entitled “Difference between the forecasts for the year ended Mach 31, 2016 and the actual results” (the “Prior Press Release”) issued on May 15, 2017.

1. Reasons for Revisions

Background

FRONTEO, Inc., (formerly known as UBIC, Inc., the “Company”) acquired an eDiscovery vendor, Evolve Discovery, Inc. (“EvD”) to enhance its sales capability in July 2015; and in July 2016, as a result of a simplified merger, with EvD as the surviving company, and 2 of its subsidiaries, UBIC North America, Inc. (“UNA”) being dissolved and TechLaw Solutions, Inc. (“TLS”) remaining in existence as a wholly-owned subsidiary of EvD, and an indirect wholly-owned subsidiary of the Company and FRONTEO USA, Inc. (“FUSA) was established.

The Company received findings on material weakness from its auditors, Ernst & Young ShinNihon LLC (“E&Y”) during its audit for the fiscal year ended March 31, 2016. The Company has been put forth its best efforts to eliminate such findings.

However, after disclosing financial results for the year ended March 31, 2017, auditors indicated the issues regarding FUSA’s timing of sales recognition as well as collectability of accounts receivables. After careful consideration, the Company decided it is valid to revise its Financial Statements as auditors’ indication.

Reasons for Revisions

Revisions that the Company decided to make are 1) revision of net sales which dates back to acquisition of EvD in July 2015, 2) revision of net sales based on collectability of accounts receivables. Both of them are items that newly indicated by auditors during the year-end audit for fiscal year ending March 31, 2017. The Company considered that the impacts that these revisions may affect the consolidated financial statements are small in both monetary substantiality and quantitative significance. Thus the Company decided to revise only Summary of Consolidated Financial Results for the Year Ended March 31, 2017. Also, because the Company conceives that this revisions will not affect its business conditions, its non-consolidated forecasts for fiscal year ending March 31, 2019 will not be revised.

Based on consultations with E&Y, the Company considers that fundamental of accounting issues are being solved. In regards to internal control issues, the Company also conceives progress has been made towards a resolution in terms of improvement of business management system, optimization of business assignment, and improvement of human resources development. The Group shall continue to enforce its internal control under strong leadership of headquarters.

2. Revision and the Details

Revisions are underlined.

1. Differences between the consolidated forecasts for the year ended March 31, 2017 and the actual results (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	11,800	(850)	(860)	(700)	(19.47)
Actual results (B)	11,207	(1,206)	(1,254)	(948)	(26.07)
Differences (B) - (A)	(593)	(356)	(394)	(248)	—
Changes (%)	(5.0)	—	—	—	—
(Reference) Actual results for the year ended March 31, 2016	10,553	71	25	(194)	(5.47)

2. Differences between the non-consolidated forecasts for the year ended March 31, 2017 and the actual results (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	4,570	260	115	3.20
Actual results (B)	4,415	52	2	0.08
Differences (B) - (A)	(155)	(280)	(113)	—
Changes (%)	(3.4)	(80.0)	(98.3)	—
(Reference) Actual results for the year ended March 31, 2016	4,560	189	74	2.09